EXHIBIT 99.1

FACTORS AFFECTING FUTURE OPERATING RESULTS

Our Forms 10-Q, our Form 10-K, our Annual Report to Shareholders and any Form 8-K of ours or any other written or oral statements made by or on behalf of us may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, those discussed below that could cause actual results to differ materially from historical results or anticipated results. The words “will,” “plan,” “believe,” “expect,” “anticipate,” “target,” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As a result of the risks and uncertainties attendant with the forward-looking statements and their underlying assumptions, investors should not rely upon our forward-looking statements as predictions of actual results. The following are among the factors that could cause our actual results to differ materially from historical results or anticipated results. In addition, various risks related to an investment in our common stock are described below.

Risks Related to Our Business

Our real property portfolio is affected by economic conditions, local real estate considerations and other factors

The revenues and cash flow generated by, and the value of, our properties may be adversely affected by general economic conditions and local economic and real estate conditions.  These conditions manifest themselves in, among other things:

•                  levels of consumer spending;

•                  the willingness of prospective tenants to lease space in our shopping centers and office and industrial buildings;

•                  the willingness of prospective buyers to purchase home sites and other properties in our master-planned communities; and

•                  increases in our operating costs.

Other factors, including changes in tax laws, interest rates and the availability of financing, may also negatively affect revenues, cash flows and values.

For example, decreases in consumer spending because of recessionary economic conditions, tight consumer credit policies or other factors could adversely affect our results of operations and cash flows. In addition, a portion of our rental revenue is derived from our tenant leases in retail centers which provide for rental payments based upon tenant sales in excess of specified levels. Decreases in consumer spending could reduce this rental revenue.

Moreover, an increase in interest rates will affect the interest payable on our outstanding variable-rate debt, amounts payable on certain interest rate swap agreements and may also result in increased interest expense if fixed-rate debt is refinanced at higher interest rates. In addition, increases in mortgage interest rates could reduce land sales and adversely affect operating results from our community development activities. Further, domestic or international incidents, such as terrorist attacks, could affect general economic conditions and our business.

We are dependent upon rental income from our retail centers and office and industrial buildings

Our results of operations and cash flows are substantially dependent upon rental income from tenants in our retail centers and office and industrial buildings. We would be adversely affected if a significant number of our tenants were unable to meet their obligations or if we were unable to lease a significant amount of space in our properties on economically favorable terms. When a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, the bankruptcy or insolvency or departure of a major tenant at one or more of our properties may have an adverse effect on those properties and could, among other things, make those properties less attractive to consumers or prospective tenants.

Our properties, some of which are geographically concentrated, are sensitive to local economic and real estate conditions

Some of our properties are geographically concentrated. As a result, our results of operations from our office and industrial buildings and land sales depend on local economic and real estate conditions, including the availability of comparable, competing buildings and land. Most of our office and industrial buildings are located in the Baltimore-Washington region, including Columbia, Maryland, and in the Las Vegas, Nevada metropolitan area. Currently, our land sales also relate primarily to land in and around Columbia, Maryland, in Las Vegas, Nevada and in the Houston, Texas metropolitan area. These office and industrial buildings and land sales are affected by economic developments in the Baltimore-Washington region, the greater Las Vegas, Nevada metropolitan area and the greater Houston, Texas metropolitan area. They also are and will be affected by local real estate conditions and factors such as applicable zoning laws and the availability of financing for residential and commercial development.  They also may be affected by domestic or international incidents, such as terrorist attacks, in these areas.

Customer traffic, tenant sales and rents at South Street Seaport, a retail center in lower Manhattan that we own and operate, are generally affected by the level of pedestrian and other traffic and other commercial activity in the area which has been lighter than historical levels following the terrorist attacks of September 11, 2001.  It is difficult to predict with certainty when, if ever, customer traffic, tenants sales and rents at South Street Seaport will return to historical levels.

We are subject to extensive environmental regulation, which could impose higher costs or liabilities on us

We, as an owner, operator and manager of real property, are subject to extensive regulation under federal, state and local environmental laws. These laws are subject to change from time to time and could impose higher costs or liabilities on us.

Under various environmental laws, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate hazardous or toxic substances when present, may impair our ability to sell or rent the real property or to borrow money using that property as collateral on terms acceptable to us or at all.

Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of such wastes at the disposal or treatment facility, regardless of whether the facility is owned or operated by that person. Other environmental laws require abatement or removal of asbestos-containing materials when demolishing, renovating or remodeling, impose worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

Environmental laws also strictly regulate underground storage tanks to prevent leakage or other releases of hazardous substances into the environment. We could be held liable for costs associated with the release of regulated substances or related claims because of our ownership, operation and/or management of properties containing underground storage tanks. In addition to remediation actions brought by governmental agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. These claims could result in costs or liabilities that could exceed the value of that property.

We generally conduct environmental reviews of properties that we acquire and develop. However, these reviews may fail to identify all environmental or similar problems prior to acquisition. We are not aware of any environmental condition or notification by any private party or governmental authority of any non-compliance, liability or other claim related to any environmental condition at any of our properties that would require material expenditures by us. However, we could become subject to such claims or liabilities in the future.

Our Nevada properties are vulnerable to special local economic and environmental conditions

We own significant properties in Nevada, including the following: approximately 1.0 million rentable square feet of office and industrial space around Las Vegas; Fashion Show, an approximately 1.9 million square foot regional shopping center located on “the Strip” in Las Vegas and approximately 6,500 saleable acres of development and investment land located primarily in Summerlin.

The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development, and it may not be successful in obtaining new sources of water. If new sources of water prove to be inadequate, our development activities could be adversely affected.

The Las Vegas Valley is classified as a serious PM-10 and serious carbon monoxide nonattainment area by the U.S. Environmental Protection Agency, or EPA. Both PM-10 and carbon monoxide are pollutants for which the EPA has established National Ambient Air Quality Standards. The Clark County Air Quality Management Board has submitted to the EPA for approval State Implementation Plans (“SIPS”) for each pollutant, describing measures to be required to bring the region’s air into attainment for these pollutants. The SIPs will affect the cost of development, but are not expected to have a material impact on us. The EPA has published a proposal to approve these SIPS but has not yet published a final approval.

The rate of growth in the Las Vegas metropolitan area has been straining the capacity of the existing infrastructure, particularly schools, water delivery systems, transportation systems, flood control programs and sewage treatment facilities. Federal, state and local government agencies finance the construction of infrastructure improvements through various means, including general obligation bond issues, some of which require voter approval. The failure of these agencies to obtain financing for, or to complete, infrastructure improvements could materially delay our development efforts in the area or materially increase our development costs through the imposition of impact fees and other fees and taxes, or by requiring us to construct or fund portions of the infrastructure.

On February 15, 2002, President George W. Bush notified Congress that, based upon the recommendation of the Secretary of Energy, he recommended the Yucca Mountain site in Nevada to be a suitable location for a repository site for highly radioactive materials. Yucca Mountain is located approximately 100 miles from Las Vegas. In April 2002, the State of Nevada disapproved the site; however, under the applicable legislation, that disapproval was overridden when the site was approved by the U.S. House of Representatives on May 8, 2002 and by the U.S. Senate on July 9, 2002. For the project to proceed, other approvals are necessary, including a license from the U.S. Nuclear Regulatory Commission. The Department of Energy’s 2003 Strategic Plan, dated September 30, 2003, listed the licensing, construction and operation of the repository site at Yucca Mountain by 2010 as a major goal. The location of a repository site at Yucca Mountain could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

A number of other states have legalized casino gaming and other forms of gambling. A number of states have also negotiated compacts with Indian tribes under the U.S. Indian Gaming Regulatory Act of 1988 that permit gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Las Vegas. These gaming venues could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

Nevada Power Company is the electric utility provider in Southern Nevada. On September 26, 2003, the court with jurisdiction over Enron Corp.’s Chapter 11 proceedings entered a judgment in favor of Enron against the parent of Nevada Power for damages in an amount of $336 million in a dispute involving early termination of electricity supply contracts. On November 6, 2003, the court stayed execution of this judgment pending appeal by Nevada Power’s parent. The court required Nevada Power’s parent to deposit in escrow during the stay $338 million of bonds secured by its assets plus cash to secure payment of the judgment.

In March 2002, the Public Utilities Commission of Nevada (“PUCN”) disallowed the recovery by Nevada Power of $434 million of deferred purchased fuel and power costs. Nevada Power’s appeal of this decision is pending before the Nevada Supreme Court. Following this disallowance, each of Standard & Poor’s Rating Services and Moody’s Investors Service, Inc. lowered Nevada Power’s unsecured debt ratings to below investment grade.

Nevada Power’s parent has stated that an adverse decision in the pending complaint to set aside the $336 million judgment for early termination of power contracts, unfavorable rulings by the PUCN in pending and future rate cases, further downgrades in credit ratings and difficulties in entering new power supply contracts could adversely affect Nevada Power’s financial position and could make it difficult for Nevada Power to continue to operate outside of bankruptcy. In addition to providing electricity, Nevada Power constructs infrastructure, such as transformer substations and distribution lines that serve development and investment land located in Summerlin. Any delay or failure of Nevada Power to construct infrastructure improvements or provide other utility services could materially delay our development efforts in the area and materially increase our development costs.

Our development projects are dependent on financing and governmental approvals and are vulnerable to unforeseen costs, delays and uncertain revenue streams

Our development projects are dependent on:

•                  the availability of financing; and

•                  the receipt of zoning, occupancy and other required governmental permits and authorizations.

These projects may be vulnerable to:

•                  construction delays or cost overruns that may increase project costs;

•                  the failure to achieve anticipated occupancy or sales levels or to sustain anticipated occupancy or sales levels; and

•                  decisions not to proceed with projects, which will result in the write-off of costs.

We may acquire or develop new properties, and this activity is subject to various risks

We intend to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will be subject to various risks, including the following:

•                  we may abandon development or expansion opportunities that we explore;

•                  construction costs of a project may exceed original estimates or available financing, possibly making the project unprofitable;

•                  we may not be able to obtain financing or to refinance construction loans, which generally have full recourse against us;

•                  we may not be able to obtain zoning, occupancy and other required governmental permits and authorizations;

•                  rents and operating costs at a completed project may not meet projections and, therefore, the project may not be profitable; and

•                  we may not be able to obtain anchor, mortgage lender and property partner approvals, if applicable, for expansion activities.

If a development project is unsuccessful, our loss could exceed our investment in the project.

Our properties are uninsured against various catastrophic losses

We carry liability, fire, flood, extended coverage and rental loss insurance on our properties with insurance limits and policy specifications that we believe are customary for similar properties. However, various losses of a catastrophic nature, such as wars, earthquakes or other similar catastrophic events, may be either uninsurable or, in our judgment, not insurable on a financially reasonable basis. Since September 11, 2001, losses related to terrorism have become harder and more expensive to insure against. Effective February 1, 2004, we obtained all risk insurance policies covering our real estate that include general coverage for terrorist acts up to $500 million per occurrence and up to $150 million for non-certified terrorism events. In addition, Congress passed the Terrorism Risk Insurance Act (“TRIA”) of 2002, which reinsures insurance carriers for their losses under a formula established by TRIA.  TRIA, by its terms, expires on January 1, 2006. Should an uninsured loss occur, we could lose both our invested capital in and anticipated profits from the affected property.

Many of our debt instruments, including our mortgage loans secured by our properties and our revolving credit agreement contain customary covenants requiring us to maintain insurance. The lenders under these instruments may take the position that our coverage for losses due to terrorist acts fails to meet covenant requirements and, therefore, a breach of these debt instruments exists that would allow the lenders to declare an event of default and accelerate repayment of the debt. In addition, lenders’ requirements regarding coverage for these risks could adversely affect our ability to finance or refinance our properties and to expand our portfolio.

We invest in real estate investments which may be illiquid

Real estate investments are relatively illiquid, and some of our properties are subject to restrictions on transfer. This illiquidity tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each real estate investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in revenue from the investment. If revenue from a property declines while the related expenses do not decline, our earnings, cash flow from operations and cash flow available for distribution to our stockholders would be adversely affected. A significant portion of our properties is mortgaged to secure payment of indebtedness, and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain the necessary lender consent or a release of the lien on the mortgaged property, or we may be required to make substantial payments to the lender(s) to obtain such release or consent. We own several of our properties jointly with other partners. Contractual arrangements with joint owners may also limit our ability to transfer, sell or refinance these properties without the consent of third parties.

We are subject to competition from other participants in the real estate industry

We face considerable competition from other developers, managers and owners of real estate in pursuing leasing and management revenues, land for development, property acquisitions and tenants for properties. We may not be successful in responding to or addressing competitive conditions. If we fail to compete successfully, our financial condition and results of operations could be materially adversely affected.

We are a real estate investment trust and will continue to be subject to complex current and future tax requirements

On January 1, 1998, we began operating as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended. We may in the future become owned and organized, or operate, in a manner so as to disqualify us as a REIT. In order to qualify for and maintain our REIT status, we must meet organizational and operational requirements. We believe that our organization and method of operation enable us to meet the current tax law requirements for qualification as a REIT. However, qualification for REIT status requires compliance with complex limitations on the type and amount of income and assets that a REIT may receive or hold.

In order to maintain our REIT qualification, we must make distributions to our stockholders, aggregating annually at least 90% of our REIT taxable income (which does not include net capital gains). The actual amount of our future distributions to our stockholders will be based on the cash flows from operations, from properties and from any future investments and on our net taxable income. We could have taxable income without sufficient funds to enable us to meet the distribution requirements applicable to a REIT. As a result, we may have to borrow funds or sell investments on less than favorable terms or pay taxable stock dividends to meet distribution requirements.

Also, to maintain our REIT qualification, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). We believe, based upon publicly available information, that we continue to satisfy this share ownership requirement, as well as another Internal Revenue Code provision that, in effect, requires that we have at least 100 beneficial owners of our stock. If we fail, for any reason, to satisfy these share ownership requirements, we would cease to qualify as a REIT and could also become subject to monetary damages.

A REIT is permitted to own securities of taxable REIT subsidiaries (“TRS”) in an amount up to 20% of the fair value of its assets.  TRS are taxable corporations that are used by REITs generally to engage in nonqualifying REIT activities or perform nonqualifying services.  We own and operate several TRS that are principally engaged in the development and sale of land for residential, commercial and other uses, primarily in and around Columbia, Maryland, Summerlin, Nevada and Houston, Texas.  The TRS also operate and/or own several retail centers and office and other properties.  Except with respect to the TRS, management does not believe that we will be liable for significant income taxes at the Federal level or in most of the states in which we operate in 2004 and future years. Current Federal income taxes of the TRS are likely to increase in future years as we exhaust the net loss carryforwards of certain TRS and complete certain land development projects.  These increases could be significant.

If we fail to maintain our qualification as a REIT, we would have to pay federal income tax, including any applicable alternative minimum tax, on our taxable income at corporate rates. In addition, under current law, distributions to our stockholders would no longer be deductible. Unless entitled to relief under statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which qualification was lost. This treatment would reduce our cash flow, as well as net earnings available for investment or distribution to stockholders, because of the additional tax liabilities for the year or years involved. Moreover, during any period of disqualification, we would no longer be required by the Internal Revenue Code to make any distributions as a condition to REIT qualification. To the extent that distributions to stockholders would have been made in anticipation of our continuing to qualify as a REIT, we might be required to borrow funds or liquidate investments on adverse terms to pay the applicable tax.

Future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and the best interest of our stockholders to revoke our REIT election. We would then be disqualified from electing treatment as a REIT for the four taxable years following the year of the revocation.

Termination of our defined benefit pension plans may require us to record a loss, and we may be required to make additional contributions to the plans

We have a qualified defined benefit pension plan (“funded plan”) covering substantially all employees, and separate nonqualified unfunded defined benefit pension plans primarily covering participants in the funded plan whose defined benefits exceed the plan’s limits (“supplemental plan”).  In February 2003, our Board of Directors approved modifications to our funded plan and supplemental plan so that covered employees would not earn additional benefits for future services.  In February 2004, we adopted a plan to terminate our funded and supplemental plans effective May 1, 2004.  When we terminate the plans, we will be required to settle the obligations of the funded plan by paying accumulated benefits to eligible participants.  Depending on the market value of the assets of the funded plan and the relevant interest rates at the time of settlement, we may be required to make additional contributions to that plan, which could be significant if we do not terminate the plan in 2004.  At March 31, 2004, the funded plan had sufficient assets to settle its obligations without additional contributions by us.  At the time of settlement of the obligations of the funded plan, we will recognize any unrecognized losses associated with that plan.  At March 31, 2004, these unrecognized losses were approximately $28.7 million.  The unrecognized losses may change depending on interest rates and other factors.  We expect that a portion of these losses will be recognized prior to the final distribution of plan assets as plan participants retire or otherwise terminate employment in the normal course of business.  The termination of the funded plan is subject to approvals by the Pension Benefit Guaranty Corporation and the Internal Revenue Service.  While the timing is uncertain, we expect to obtain these approvals and settle all of the plan’s remaining obligations in late 2004.  In connection with the approval to terminate the plans, we transferred the assets of the funded plan to cash and cash equivalents to mitigate market risk during the period prior to distributions to participants.

Concurrent with the distribution of funded plan assets, we will transfer credits for benefits earned under the supplemental plan to a deferred compensation plan and recognize settlement losses equal to any unrecognized loss at the date of transfer.  At March 31, 2004, these unrecognized losses were approximately $6.0 million and may change depending on interest rates and other factors.  We expect to fund these benefits as participants retire or terminate.  The supplemental plan obligations were $17.6 million at March 31, 2004.

In a related action, we instituted a new defined contribution plan under which we may make discretionary contributions to 401(k) retirement accounts of participating employees. We expect to recognize significantly lower expenses related to the new defined contribution plan as compared to those we would have recorded (excluding settlement charges) had we not curtailed our defined benefit pension plans.

We acquired partnership interests with existing partners who have tax protection arrangements in place

In our 2002 acquisition of assets from Rodamco, we acquired our interests in some of the former Rodamco properties by acquiring interests in existing partnerships. These existing partnerships have arrangements in place that protect the deferred tax situation of existing third party limited partners. Violation of these arrangements could impose costs on us. As a result, we may be restricted with respect to decisions such as financing, encumbering, expanding or selling these properties.

Risks Related to Our Common Stock

The price of our common stock may fluctuate significantly

The market price of our common stock could fluctuate significantly, because of, among others, the following factors:

•                  our quarterly results of operations and Funds From Operations or those of other companies in our industry;

•                  the public’s reaction to our press releases, announcements and filings with the Securities and Exchange Commission;

•                  changes in estimates of our net earnings or Funds From Operations or in recommendations by research analysts;

•                  changes in general conditions affecting the U.S. economy or financial markets; and

•                  other developments affecting us or our competitors.

In recent years, securities markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the financial or operating performance of these companies.

One factor which influences the price of securities is the dividend or interest rate on the securities relative to market interest rates.  Rising interest rates may lead potential buyers of our equity securities to expect a higher dividend rate, which would adversely affect the market price of the securities.

Recently enacted U.S. federal income tax legislation reduces the maximum tax rates applicable to corporate dividends from 38.6% to 15%, which may make investments in equity securities of corporations relatively more attractive than investments in REITs and may have an adverse effect on the market price of our common stock

On May 28, 2003, the President signed into law legislation that, for individual taxpayers, reduces the tax rate on corporate dividends to a maximum of 15% for tax years from 2003 to 2008. REIT dividends generally do not qualify for this reduced tax rate because REIT income generally is not subject to corporate level tax. Due to the activities conducted through our taxable REIT subsidiaries, however, it is likely that certain amounts of dividends payable by us will qualify for this reduced tax rate because part of the dividends will be attributable to dividends from our taxable REIT subsidiaries. This new law could cause stock in non-REIT corporations to be a relatively more attractive investment to individual investors than stock in REITs and could have an adverse effect on the market price of our common stock.